Exhibit 23





The Board of Directors
Norfolk Southern Corporation:

We consent to incorporation by reference in the registration statement (No. 33-61317) on Form S-8 of Norfolk Southern Corporation and subsidiaries of our report dated January 28, 1997, except as to the second and third paragraphs of Note 15, which are as of February 12, 1997, relating to the consolidated balance sheets of Norfolk Southern Corporation and subsidiaries and as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and the related consolidated financial statement schedule, which report appears in the December 31, 1996, annual report on Form 10-K of Norfolk Southern Corporation and subsidiaries.



/s/ KMPG Peat Marwick LLP


Norfolk, Virginia
October 16, 1997